21001474

SION

SEC Mail

MAR 08 2021

Washington, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WindRiver Capital LLC / BD|Cortina

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

724 E. 1220 N.
(No. and Street)

Orem (City) Utah (State) 84097 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bates 801.232.2229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

510 S. 200 W. Suite 200 (Address) SLC (City) UT (State) 84101 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven A. Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WindRiver Capital LLC / BD|Cortina, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

NOTARY CERTIFICATE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARY CERTIFICATE ATTACHED

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange } *ss.*

Subscribed and sworn to (or affirmed) before me on this 1st day of March, 2021, by Steven A. Bates and ______, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JAMES PAK
Notary Public – California
Orange County
Commission # 2190333
My Comm. Expires May 6, 2021

(seal)

Signature of Notary
Name of Notary: **James Pak**

OPTIONAL INFORMATION

Date of Document: March 1, 2021

Type or Title of Document: Annual Audited Report (Form X-17A-5)

Number of Pages in Document: 2

Document in a Foreign Language: N/A

Capacity of Signer:
____ Individual
X Corporate Officer – Title(s): Managing Member
____ Partner – □ Limited □ General
____ Attorney In Fact
____ Trustee
____ Guardian or Conservator
____ Other: ____

Signer Is Representing: ____

BKD
CPAs & Advisors

510 S. 200 W., Suite 200 | Salt Lake City, UT 84101-2320
801.531.9100 | Fax 801.531.9147 | bkd.com

Report of Independent Registered Public Accounting Firm

To the Member
WindRiver Capital, LLC
Salt Lake City, Utah

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) WindRiver Capital, LLC (the Company) identified that it does not claim an exemption under paragraph (k) of 17 CFR §15c3-3 and is relying on the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR § 240.17a-5 3, 5 (the exemption provision) and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR § 240.17a-5.

BKD, LLP

Salt Lake City, Utah
February 24, 2021

PRAXITY
Empowering Business Globally

WindRiver Capital LLC

PO Box 982437
Park City, UT 84117
801-232-2229

Steven A. Bates
Managing Member
sbates@wrcapital.com

January 20, 2021

Exemption Report

WindRiver Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction based compensation for identifying potential investment/merger and acquisition opportunities for clients, referring security transactions to other broker-dealers and/or fee based consulting work. The Company (1) did not directly or indirectly hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WindRiver Capital LLC

I, Steven A. Bates, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Steven A. Bates
Managing ember

WindRiver Capital LLC
(dba BD|Cortina)

Financial Statements for the
Year Ended December 31, 2020
and Report of Independent Registered Public Accounting Firm

CRD # 46284

CONTENTS

PART I

BKD
CPAs & Advisors

510 S. 200 W., Suite 200 | Salt Lake City, UT 84101-2320
801.531.9100 | Fax 801.531.9147 | bkd.com

Report of Independent Registered Public Accounting Firm

To the Member
WindRiver Capital, LLC
Salt Lake City, Utah

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WindRiver Capital, LLC (the Company) as of December 31, 2020, the related statements of operations and changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

To the Member
WindRiver Capital, LLC
Page 2

Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Reference to Other Supplemental Information Required by the Rule 17a-5 under the Securities Exchange Act as of December 31, 2020 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008.

BKD, LLP

Salt Lake City, Utah
February 24, 2021

WindRiver Capital LLC
Statement of Financial Condition
December 31, 2020

ASSETS

ASSETS	
Cash and cash equivalents	$ 360,602
Total Assets	360,602
TOTAL ASSETS	$ 360,602

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$ -
MEMBERS' EQUITY	360,602
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 360,602

The accompanying notes are an integral part of these financial statements.

WindRiver Capital LLC

Statement of Operations and Changes in Members' Equity

For the Year Ended December 31, 2020

REVENUES		
Interest income	$	708
TOTAL REVENUES		708
OPERATING EXPENSES		
General and administrative		6,440
TOTAL OPERATING EXPENSES		6,440
NET LOSS	$	(5,732)
MEMBERS' EQUITY, BEGINNING OF YEAR	$	366,334
MEMBERS' EQUITY, END OF YEAR	$	360,602

The accompanying notes are an integral part of these financial statements.

WindRiver Capital LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (5,732)
Changes in operating assets:	
Net Cash Used by Operating Activities	(5,732)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,732)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	366,334
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 360,602

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of WindRiver Capital LLC (the Company). The Company was originally organized as a Limited Liability Company in the State of Utah in October 1998.

The Company offers services to raise money and capital for companies, and to give advice related to mergers and acquisitions. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority.

The Company operates pursuant the "non-covered firm" provision under Footnote 74 of SEC Release No. 34-70073 and does not hold funds or securities or owe funds or securities for, or owe money or securities to, customers'.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of WindRiver Capital, LLC conform to U.S. generally accepted accounting principles and is presented to assist in understanding the Company's reviewed financial statements. The reviewed financial statements and notes are the representations of the Company's management, which is responsible for their integrity and objectivity. The following is a summary of the more significant of such policies:

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

c. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash accounts and highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying amount approximates the fair value because of the short maturity of those investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets.

It should be noted that as of December 31, 2020, the Company had in its bank accounts cash in excess of the $250,000 per depository institution that is federally insured.

e. Revenue Recognition

In accordance with ASC 606 Revenue Recognition, transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred.

f. Income Taxes

The Company was formed as a limited liability company under the laws of the State of Utah. Accordingly, it is taxed as a partnership. All income and expenses are passed through to the individual members. The members are taxed at the individual level on their pro-rata share of the income and expenses. Therefore, no accrual for U.S. income taxes has been recorded. The Limited Liability Company Act of Utah limits the risk of loss of the individual members.

Generally accepted accounting principles requires management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statues of limitations, for federal and state purposes.

With limited exceptions, the Company is no longer subject to income tax examination for any years earlier than 2017. Management has performed its evaluation of income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard.

From time to time, the Company may be subject to penalties assessed by various taxing authorities, which will be classified as general and administrative expenses if they occur.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2020, the Company had net capital of $345,602 (Cash of $360,602 less deduction of $15,000 for Fidelity Bond deductible) which was $340,602 in excess of its required net capital of $5,000.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

NOTE 5 - SIPC SUPPLEMENTARY REPORT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2020 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2020, the date which the financial statements were available to be issued, and noted no material subsequent events that would require disclosure in these financial statements as of December 31, 2020.

NOTE 7 - RECENTLY ADOPTED ACCOUNTING GUIDANCE - REGARDING ASU 2016-13 (TOPIC 326)

Effective January 1, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets, measured and amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determination there was no material impact on the Company's financial statements for the year ended December 31, 2020.

WindRiver Capital LLC
Computation of Net Capital Requirements Pursuant To Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	360,602
Non-allowable assets (Deduction for Fidelity Bond Deductable)		15,000
NET CAPITAL		345,602
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness -		
Minimum dollar net capital required		5,000
Net Capital required (greater of above amounts)		5,000
EXCESS CAPITAL		340,602
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Ratio of Aggregare indebtness to net capital		-

There were no material differences between amounts presented above and the amounts presented in the Company's computation filed with Part II, Form X-17A-5 for December 31, 2020. According, no reconcillation is necessary.

WindRiver Capital LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2020

A computation of reserve requirement is not applicable to WindRiver Capital, LLC as the Company qualifies for exemption under Footnote 74 of SEC Release No. 34-70073.

WindRiver Capital LLC

Schedule III – Information relating to Possession or Control Requirements under Rule 15c3-3

As of December 31, 2020

Information relating to possession or control requirements is not applicable to WindRiver Capital, LLC as the Company qualifies for exemption under Footnote 74 of SEC Release No. 34-70073.

BKD
CPAs & Advisors

510 S. 200 W., Suite 200 | Salt Lake City, UT 84101-2320
801.531.9100 | Fax 801.531.9147 | bkd.com

Report of Independent Registered Public Accounting Firm

To the Member
WindRiver Capital, LLC
Salt Lake City, Utah

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WindRiver Capital, LLC (the Company) as of December 31, 2020, the related statements of operations and changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Reference to Other Supplemental Information Required by the Rule 17a-5 under the Securities Exchange Act as of December 31, 2020 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008.

BKD, LLP

Salt Lake City, Utah
February 24, 2021